Huntington Asset Services, Inc. 2960 N. Meridian St. Ste. 300 Indianapolis, IN 46208

December 13, 2013

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. John Grzeskiewicz

The Huntington Funds

SEC File No. 811-05010

Dear Mr. Grzeskiewicz:

Below please find our responses to your comments received November 25, 2013, with respect to the Registrant’s Registration Statement on Form N-1A as filed October 15, 2013 (“Registration Statement”) relating to the new Class C Share offerings of the Huntington Dividend Capture Fund and the Huntington Situs Fund.

Comment: Please consider the appropriateness of the title “Investor Guide” on the cover of the Prospectus rather than “Prospectus.”

Response: The Registrant believes the reference to “Investor Guide” was a marketing initiative that survived updates to the Registration Statements for the Funds. The Registrant has updated the cover to refer to same as “Prospectus.”

Comment: With regard to the line item for Maximum Deferred Sales Charge in the fee table, consider adding a parenthetical or footnote indicating the maximum deferred sales charge only applies to the first 12 months of purchase.

Response: The requested language has been added.

Comment: With regard to the stated footnote language to the fee table regarding the fee waivers, please confirm that acquired fund fees and expenses are not included in the exclusions.

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.

The Huntington Funds

SEC File No. 811-05010

Response: The stated language in the footnote to the fee table is accurate. The Registrant does not include acquired fund fees and expenses in the exclusion.

Comment: Please explain what is meant in the last sentence in the footnote to the fee table “Under certain conditions…” and confirm that the amount recouped cannot fall below the stated cap. Consider adding language to the footnote stating that the amount recouped cannot fall below the stated cap.

Response: The Registrant believes that the language “Under certain conditions” is appropriate as there are several scenarios which might trigger a recoupment by the Advisor including, but not limited to, an increase in a Fund’s asset levels, a decrease in actual expenses or a decrease in acquired fund fees and expenses. With regard to additional language stating that any recouped amounts cannot fall below the stated cap, the requested information has been added.

Comment: Consider stating that the performance bar chart references the performance of the Trust Shares in the heading to provide clarification.

Response: The requested language has been added.

The Registrant acknowledges that:

1)	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;

2)	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3)	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any additional questions, or need additional information, please contact me at 513-366-3071.

Sincerely,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary

cc:	Mr. Martin Dean, Chief Compliance Officer

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.